Filed by Ambipar Emergency Response

Pursuant to Rule 425 of the Securities Act of 1933,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HPX Corp.

(SEC File No.: 001-39382)

On September 14, 2022, Ambipar Participações e Empreendimentos S.A. (“Ambipar”) issued a market announcement providing clarifications regarding certain news published by the Brazilian media on September 8, 2022. Excerpts of this announcement relating to Emergência Participações S.A. (“Ambipar Response”) are set forth below.

Ambipar Market Announcement

Clarifications About News Published by the Brazilian Media

São Paulo, Brazil – September 14, 2022 – Ambipar announces the signing of the agreement related to the acquisition of 100% of the shares of Witt O'Brien's (“WOB”) for cash, through its direct subsidiary Ambipar Response. The completion of the acquisition is subject, among other factors, to compliance with certain usual conditions precedent and is estimated to close within a 60 day period.

“Ambipar Response is negotiating an acquisition in the United States that could double its size, sources familiar with the matter told Brazil Journal. According to these sources, the target company’s business is highly complementary to Ambipar Response’s business, which was valued at US$ 3.2 billion (pre money) in the HPX SPAC transaction. The negotiations are purported to be in the final stretch.

This morning Ambipar’s share price is down as a result of a rumor that Ambipar Response’s transaction with HPX could be terminated. Around 12 pm, the share price was down 2% to R$ 27.70, in the midst of a rising market. A source involved in the negotiation said that that is “impossible,” since the $168 million investment commitment “is binding, so investors cannot back out.” “It is a matter of the SEC review being finalized for the money to come in.” According to this source, the HPX shareholders’ meeting to approve the transaction has already been held, and the transaction has been approved.” (emphasis according to the Notice)

Ambipar clarifies that inorganic growth is and has always been a part of its business strategy, as consistently disclosed since its initial public offering of shares (“IPO”) in 2020. The accelerated continuity of its expansion plan is demonstrated through the 42 acquisitions carried out since the IPO. Currently, Ambipar is negotiating several potential strategic acquisitions, none of which was, at the time the Article was published, subject to a binding agreement nor was there any specific indication that any such acquisitions will be consummated. Therefore, any statement by Ambipar regarding any potential acquisitions at that time would have been premature and could have jeopardized Ambipar’s interests.

However, on September 13, 2022, Ambipar Response entered into a purchase and sale agreement to purchase 100% of the capital stock of Witt O’Briens for cash, as further discussed in the press release published by Ambipar concurrently with this market announcement.

Regarding the information about the transaction with HPX Corp., a special purpose acquisition company (“HPX”), consistent with the filing of a relevant fact dated July 6, 2022, on July 5, 2022, Ambipar entered into a binding agreement for the business combination of Ambipar Response with HPX (the “Business Combination”), which was approved by the board of directors of both Ambipar and HPX and is expected to close in the second half of 2022, currently with no scheduled closing date.

As of the date hereof, disclosure prepared by the parties regarding the Business Combination is under confidential review by the Securities and Exchange Commission (“SEC”) and, pursuant to the Business Combination agreement, the closing of the Business Combination is subject to conditions precedent customary for this type of transaction, including the approval by the HPX extraordinary general meeting of shareholders, which has not been convened yet.

Thus, contrary to what the Article states, the meeting at which the HPX shareholders will vote on the Business Combination is yet to be held and will be duly disclosed to the market following such meeting. Ambipar clarifies that HPX held a general shareholders meeting on July 14, 2022, which only approved the extension up to November 20, 2022 of the deadline for completing the Business Combination, which deadline was initially set up to be July 20, 2022 (as per the IPO documents of HPX).

Furthermore, Ambipar clarifies that it is not aware of any event as a result of which the Business Combination could be terminated. As such, Ambipar confirms that, once the conditions precedent for the closing of the Business Combination are verified, the minimum investment of approximately US$168 million will be made by the investors that entered into the transaction documents, as set forth in the Business Combination agreement and agreements entered into in connection therewith.

Finally, Ambipar informs that it will keep its shareholders and the market in general duly informed about any material developments with respect to the Business Combination.

About Ambipar Response

Founded in 2008 as part of the Ambipar group, Ambipar Response is a leading environmental, emergency response and industrial field service provider in Brazil with presence in 16 countries in Latin America, North America, Europe, Africa and Antarctica and operating 216 service centers as of December 31, 2021. For more information, visit ambipar.com.

About HPX

HPX (NYSE: HPX) is a special purpose acquisition company that, since its $253 million initial public offering on NYSE in July 2020, has sought to combine its business with a Brazil-based company in an industry which would benefit from long-term growth in the Brazilian economy, with an international expansion plan as part of its overall growth strategy and that could benefit from HPX’s management team’s experience in operating in global markets. HPX’s sponsor is HPX Capital Partners LLC, which is controlled by Bernardo Hees and Rodrigo Xavier, both co-chairmen of HPX’s board of directors, and Carlos Piani, HPX’s CEO and CFO. For more information, visit hpxcorp.com.

About Ambipar

Ambipar is a holding company founded in 1995 by Mr. Tercio Borlenghi Junior that operates in two business segments: response and environment. Ambipar became a publicly-traded company in 2020 by listing on the Brazilian stock exchange (B3: AMBP3).

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the Business Combination. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Ambipar Response’s and HPX’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Ambipar Response and HPX. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in HPX’s final prospectus that forms a part of HPX’s Registration Statement on Form S-1 (Reg No. 333-239486), filed with the SEC pursuant to Rule 424(b)(4) on July 15, 2020 (the “Prospectus”) under the heading “Risk Factors,” and other documents of HPX filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither HPX nor Ambipar Response presently know or that HPX and Ambipar Response currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect HPX’s and Ambipar Response’s expectations, plans or forecasts of future events and views as of the date of this press release. HPX and Ambipar Response anticipate that subsequent events and developments may cause HPX’s or Ambipar Response’s assessments to change. However, while HPX and Ambipar Response may elect to update these forward-looking statements at some point in the future, HPX and Ambipar Response specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing HPX’s or Ambipar Response’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where to Find It

The proposed Business Combination will be submitted to the shareholders of HPX for their consideration. HPX intends to publicly file a registration statement on Form F-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to HPX’s shareholders in connection with HPX’s solicitation for proxies for the vote by HPX’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. After the Registration Statement has been filed and declared effective, HPX will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed Business Combination. HPX’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with HPX’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents will contain important information about HPX, Ambipar Response and the proposed Business Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by HPX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 1000 N. West Street, Suite 1200, Wilmington, Delaware 19801.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR ANY SECURITIES OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION PROVIDED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

HPX, Ambipar Response and certain of their respective directors, executive officers and other members of management, employees and consultants may, under SEC rules, be deemed to be participants in the solicitations of proxies from HPX’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of HPX’s shareholders in connection with the proposed Business Combination will be set forth in HPX’s proxy statement / prospectus when it is filed with the SEC. You can find more information about HPX’s directors and executive officers in the Prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the Registration Statement when it becomes available. Shareholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a “solicitation” (as defined in Section 14 of the Securities Exchange Act of 1934, as amended); it does it constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor Relations Contact

Ambipar Response: ri@ambipar.com

HPX Corp: ir@hpxcorp.com